Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-1 filed pursuant to Rule 462(b) of the Securities Act of 1933 of the reference to our firm under the caption “Experts” and to the incorporation by reference of our report dated September 8, 2020 (except as to the fifth paragraph of Note 1, as to which the date is November 11, 2020), with respect to the consolidated financial statements of Maravai Topco Holdings, LLC and Subsidiaries included in Amendment No. 2 to the Registration Statement (Form S-1 No. 333-249733) and related Prospectus of Maravai LifeSciences Holdings, Inc. for the registration of its common stock.

/s/ Ernst & Young LLP

Redwood City, California

November 19, 2020